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17010522

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2017
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2017, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	3,750,000,000	1.625	99.763	12-Apr-2017	12-May-2020
IDR	350,000,000,000	9.50	107.285	13-Apr-2017	15-Apr-2019
MXN	40,000,000	5.25	100.00	15-May-2017	15-May-2020
USD	100,000,000	Floating Rate	99.730	27-Apr-2017	15-Jan-2022
COP	27,500,000,000	5.60	100.00	28-Apr-2017	29-Apr-2024
MXN	200,000,000	7.50	103.685	12-May-2017	5-Dec-2024
AUD	25,000,000	2.50	93.045	19-May-2017	14-Apr-2027
IDR	334,000,000,000	7.875	105.950	24-May-2017	14-Mar-2023
TRY	30,000,000	Zero Coupon	62.35	25-May-2017	26-May-2022
IDR	750,000,000,000	6.25	100.972 in respect of IDR500,000,000,000 101.919 in respect of IDR250,000,000,000	15-June-2017	15-June-2021
IDR	105,000,000,000	Zero Coupon	84.80	20-June-2017	22-June-2020
USD	600,000,000	Floating Rate	100.00	20-June-2017	15-July-2022
INR	320,000,000	5.00	100.00	22-June-2017	23-June-2021
AUD	55,000,000	3.29	99.918	28-June-2017	28-June-2032

Annex B

Inter-American Development Bank

Ordinary Capital


IDB

Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

June 30, 2017

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2017

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

As part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets, the Bank's Board of Governors unanimously approved to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017, as follows (in millions):

Cash	$ 287	
Investments	535	
Loans outstanding, net	4,510	
Accrued interest and others	88	
Total assets		$ 5,420
Amounts payable to maintain value of currency holdings	(224)	
Other liabilities	(36)	
Total liabilities		(260)
Total equity		$ 5,160

The transferred equity was recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Such transfer ensured the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms. Therefore, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guaranteed cost and loans at concessional spreads, both funded from the Bank's resources. Under the Agreement, the FSO continues to exist as a separate account, but with no assets or operations.

This document should be read in conjunction with the Bank's Information Statement dated March 3, 2017, which includes the Ordinary Capital financial statements for the year ended December 31, 2016. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees.

[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

Supplemental guidance has been issued in the form of additional ASUs related to the revenue recognition topic. For the Bank, these ASUs are effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect it to have a material impact on its financial statements

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. For the Bank, this ASU is effective in 2019, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU is effective in 2020, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715):. Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit cost to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside a subtotal of income from operations, if one is presented. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, and expects its income statement presentation to change upon adoption to conform to the new requirements.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the six months ended June 30, 2017 and 2016, as well for the year ended December 31, 2016.

Box 1: Selected Financial Data (Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2017	Six months ended June 30, 2016	Year ended December 31, 2016
Lending Summary			
Loans and guarantees approved[1]	$ 2,390	$ 2,474	$ 10,803
Undisbursed portion of approved loans[2]	29,354	29,211	30,007
Gross loan disbursements	3,086	3,351	9,600
Net loan disbursements[3]	113	321	3,577
Balance Sheet Data			
Cash and investments-net[4], after swaps	$ 35,346	$ 37,429	$ 27,750
Loans outstanding[5]	86,829	78,985	81,952
Total assets	126,020	122,616	113,325
Borrowings outstanding, after swaps	89,111	88,710	82,641
Callable capital stock	164,901	164,901	164,901
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	82,430	82,430	82,430
Equity	31,987	26,352	26,460
Income Statement Data			
Operating Income[6]	**$ 606**	**$ 494**	**$ 1,027**
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(302)	290	(179)
Net income	304	784	848
Ratios			
Net borrowings[7] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	66.1%	64.1%	67.4%
Total Equity[8] to loans[9] ratio	36.2%	33.0%	32.0%
Cash and investments as a percentage of borrowings outstanding, after swaps	39.7%	42.2%	33.6%
Cost to income ratio[10]	32.1%	30.8%	33.1%

[1] Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations. Concessional loans totaling $67 million are included in 2017.

[2] As of June 30, 2017, the undisbursed portion of approved loans includes $21,582 million (2016 - $22,915 million) and $20,535 million as of December 31, 2016, related to signed loans. In 2017, the undisbursed portion of concessional signed loans amounted $725 million.

[3] Includes gross loan disbursements less principal repayments, and includes $14 million related to concessional loans in 2017.

[4] Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.

[5] Excludes lending swaps in a net asset position of $27 million as of June 30, 2017 (2016 - $372 million net liability position) and $336 million in a net asset position as of December 31, 2016.

[6] See page 8 for a full discussion of Operating Income under Results of Operations.

[7] Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

[8] "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances.

[9] Includes loans outstanding and guarantee exposure.

[10] Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, excluding Investment - net gains (losses) and net of Borrowing expenses.

LENDING OPERATIONS: During the first six months of 2017, the Bank approved 49 loans totaling $2,351 million, compared to 42 loans that totaled $2,474 million during the same period in 2016. Of the 2017 approvals, three loans totaling $67 million were concessional loans. The Bank also issued 52 trade-related guarantees for $62 million in the first six months of 2017 (2016 – 21 guarantees for $32 million). There was one non-sovereign guaranteed (NSG) non-trade-related guarantee approved for $39 million (2016 – none). No guarantees with sovereign counter-guarantee were approved during the first six months of 2017 and 2016.

The portfolio of non-sovereign-guaranteed loans, including loans to other multilateral development institutions, increased slightly to $6,007 million compared to $5,930 million at December 31, 2016. During 2017 and 2016, 11 NSG loans amounting to $464 million (2016 - two for $97 million), and one NSG guarantee amounting to $39 million (2016 – none) were originated by the Inter-American Investment Corporation (IIC) and co-financed by the Bank. The non-sovereign guarantee exposure increased $12 million to $182 million compared to $170 million at December 31, 2016. As of June 30, 2017, 7.1% of the outstanding loans and guarantees exposure was NSG, compared to 7.4% at December 31, 2016.

Total allowances for loan and guarantee losses amounted to $542 million at June 30, 2017 compared to $535 million at December 31, 2016. The Bank had non-sovereign-guaranteed loans with outstanding balances of $503 million classified as impaired at June 30, 2017 compared to $494 million at December 31, 2016. Impaired loans have specific allowances for loan losses amounting to $327 million at June 30, 2017, compared to $334 million at December 31, 2016.

For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.85% and 0.50%, respectively, and no supervision and inspection fee. For 2016, the Board of Executive Directors maintained charges for sovereign-guaranteed financing comprised of a lending spread of 1.15% and a credit commission of 0.50%.

The concessional funded portions of blended loans are bullet loans with 40 year maturities, and with an interest rate of 0.25%.

Borrowing operations: During the first six months of the year, the Bank issued bonds for a total face amount of $10,078 million (2016 – $11,283 million) that generated proceeds of $10,080 million (2016 – $11,269 million), representing decreases of $1,205 million and $1,189 million, respectively, compared to the same period last year. The average life of new issues was 4.3 years (2016 – 5.3 years).

During 2017, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization: On January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank, which resulted in approximately $5,420 million of additional assets, $260 million of additional liabilities, and approximately $5,160 million of additional equity for the Bank, recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

The Total Equity-to-Loans Ratio (TELR) at June 30, 2017 was 36.2% compared to 32.0% at the end of last year (See **Table 1**).

Financial results: Operating income during the first six months of 2017 was $606 million, compared to $494 million for the same period last year, an increase of $112 million. This increase was mainly due to a decrease in the provision for loan and guarantee losses of $133 million, and an increase in net interest income of $24 million, which were partially offset by higher net non-interest expenses of $25 million (See **Table 2**).

During the six months ended June 30, 2017, the trading investments portfolio experienced net mark-to-market gains of $24 million, compared to $39 million during the six months ended June 30, 2016. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $24 million during the first six months of 2017 and 2016.

The provision for loan and guarantee losses was $16 million compared to $149 million in the first six months of 2016. In 2017, the provision for loan losses reflects an increase in the NSG collective loan loss allowance, while in 2016, the provision for loan losses was mostly driven by significant worsening of the conditions of certain loans previously classified as impaired.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $302 million for the six months ended June 30, 2017, compared to $290 million gains for the same period in 2016. Net fair value adjustments mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and includes the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. During the seven-year period that started on January 1, 2016, NSG activities are being originated by the IIC and largely cofinanced by the Bank and the IIC.

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2017 and December 31, 2016, 93% was sovereign-guaranteed. At June 30, 2017, the total volume of outstanding loans was $86,829 million, of which 5% or $4,546 million was under concessional terms, compared with $81,952 million as of December 31, 2016. The increase in the loan portfolio was mostly due to the loans transferred from the FSO ($4,510 million), a higher level of disbursements ($3,086 million) than loan collections ($2,973 million), and positive currency transaction adjustments ($262 million).

As of June 30, 2017, 7.1% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 7.4% at December 31, 2016. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $6,007 million, compared to $5,930 million at December 31, 2016.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy. Net investment levels, after swaps, increased $7,118 million during the six months of 2017, mainly resulting from net cash inflows from borrowings ($6,171 million), net cash inflows from operating activities ($557 million), and collections of receivable from members ($26 million), partially offset by net disbursements from loans ($113 million). In addition, investments amounting to $535 million were transferred from the FSO.

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $6,470 million compared with December 31, 2016, primarily due to a higher amount of new borrowings than maturities ($6,171 million), and an increase in the fair value of borrowings and related swaps ($201 million).

EQUITY: Equity at June 30, 2017 was $31,987 million, an increase of $5,527 million from December 31, 2016, mainly reflecting net income of $304 million, additional paid-in capital from the FSO transfer of $5,812 million, the collection of receivable from members of $26 million, partially offset by receivable from members and contribution quotas receivable transferred from FSO of $642 million and $10 million, respectively.

Table 1 presents the composition of the TELR as of June 30, 2017 and December 31, 2016. The TELR increased from 32.0% to 36.2% mainly resulting from a greater (proportional) increase in Total Equity, mostly due to the FSO net asset transfer, than the increase in loans and guarantee exposure.

[3] As of March 31, 2017, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,739 million, or 5.6% of the Bank's Total Equity.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	June 30, 2017	December 31, 2016
Equity		
Paid-in capital stock[2]	$ 11,851	$ 6,039
Capital subscriptions receivable[2]	(9)	(24)
	11,842	6,015
Less: Receivable from members[2]	819	215
Retained earnings:		
General reserve [1]	18,399	18,095
Special reserve [1]	2,565	2,565
	31,987	26,460
Minus:		
Borrowing countries' local currency cash balances[2]	489	192
Total Equity	$ 31,498	$ 26,268
Loans outstanding and guarantee exposure[2]	$ 87,074	$ 82,182
Total Equity-to-Loans Ratio	36.2%	32.0%

[1] Includes Accumulated other comprehensive income.

[2] Includes additional paid-in capital stock of $5,812 million, receivable from members of $642 million, capital subscriptions receivable of $10 million, borrowing countries' local currency cash balances of $285 million, and loans outstanding of $4,510 million related to the transfer of net assets from FSO.

TRANSFERS TO THE IDB GRANT FACILITY: During 2011 – 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year or a total of $1,000 million. In 2016, the Bank changed the funding mechanism for the GRF in order to achieve financial efficiencies in the allocation of income, consistent with G-20 recommendations to Multilateral Development Banks. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In April 2017, at its Annual Meeting in Asunción, Paraguay, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved a report reflecting the fund balance of the GRF, and the disbursement needs of the Bank's operations in Haiti. Such report did not propose additional transfers of the Bank's income to the GRF during 2017.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2017, Operating Income was $606 million compared to $494 million for the same period last year, an increase of $112 million. This increase was mainly due to a decrease in the provision for loan and guarantee losses, and an increase in net interest income, which were partially offset by higher net non-interest expenses.

The Bank had net interest income of $880 million during the first six months of 2017, compared to $856 million for the same period last year, mostly due to the recognition of realized gains of approximately $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO, an additional $30 million of interest income from concessional loans, and a larger loan portfolio, offset by a decrease in loan charges and higher borrowing expenses due to increases in interest rates.

Net mark-to-market investment gains amounted to $24 million compared to $39 million for the same period in 2016, mainly due to the widening of swap spreads and the tightening of credit spreads.

Net non-interest expense increased $25 million mainly due to no longer allocating 3% of certain administrative expenses to the FSO, and an increase of special programs.

The provision for loans and guarantee losses was $16 million compared to $149 million in the first six months of 2016. In 2017, the provision for loan losses reflects an increase in the NSG collective loan loss allowance, while in 2016, the provision for loan losses was mostly driven by significant worsening of the condition of certain loans previously classified as impaired.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,		
	2017	2016	2017 vs. 2016
Loan interest income [1]	$ 1,160	$ 1,076	$ 84
Investment interest income [1]	215	125	90
Other interest income	7	13	(6)
	1,382	1,214	168
Less:			
Borrowing expenses [1][2]	502	358	144
Net interest income	880	856	24
Other loan income	57	62	(5)
Net investment gains	24	39	(15)
Other expenses:			
Provision for loan and guarantee losses	16	149	(133)
Net non-interest expense	339	314	25
Total	355	463	(108)
Operating Income	$ 606	$ 494	$ 112

[1] Amounts on an after swap basis.

[2] In January 2017, the Bank realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO. Excluding these gains, borrowing expenses and net interest income would have been $583 million and $799 million, respectively.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2017 and 2016 and the year ended December 31, 2016 are shown in **Table 3**.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2017		Six months ended June 30, 2016		Year ended December 31, 2016	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1][5]	$ 86,641	2.70	$ 79,267	2.73	$ 79,831	2.80
Liquid investments [2][3][5]	32,763	1.45	33,847	0.95	34,205	0.92
Total earnings assets	$119,404	2.36	$113,114	2.20	$114,036	2.24
Borrowings	$ 87,066	1.16	$ 86,091	0.84	$ 86,617	0.92
Net interest margin [4]		1.49 [6]		1.52		1.53

[1] Excludes loan fees.

[2] Geometrically-linked time-weighted returns.

[3] Includes gains and losses.

[4] Represents annualized net interest income as a percent of average earnings assets.

[5] Includes impact of loans and investments transferred from the FSO in 2017.

[6] In January 2017, the Bank realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO. Excluding these gains, the cost of borrowings and the net interest margin would have been 1.35% and 1.35%, respectively.

CORE OPERATING INCOME (NON-GAAP MEASURE): Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and guarantee losses. **Table 4** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2017, core operating income changes have been mostly related to the decrease in the lending charges and higher borrowing expenses due to increases in interest rates.

Table 4: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,		
Core Operating Income (Non-GAAP Measure)	**2017**	**2016**	**2017 vs. 2016**
Operating Income (Reported)	$606	$494	$ 112
Less:			
Net investment gains	24	39	(15)
Non-recurring gains related to financial derivatives operations	81	-	81
Add:			
Provision for loan and guarantee losses	16	149	(133)
Core operating income	$517	$604	$ (87)

COMMITMENTS

Guarantees: The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the six months ended June 30, 2017 and 2016, there was one NSG non-trade-related guarantee approved for $39 million (2016 – none). During 2017 and 2016 there were no approvals of guarantees with sovereign counter-guarantee. In addition, 52 trade-related guarantees were issued for an amount of $62 million (2016 – 21 guarantees for $32 million).

Contractual Obligations: The Bank's most significant contractual obligations relate to the repayment of borrowings. As of June 30, 2017, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.58 years with contractual maturity dates through 2044[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($21,582 million at June 30, 2017), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2016 is presented in Schedule I-4 to the December 31, 2016 financial statements.

LIQUIDITY MANAGEMENT

Table 5 shows a breakdown of the trading investments portfolio and related swaps at June 30, 2017 and December 31, 2016, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains (losses) on securities held at the end of the respective period.

Table 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	June 30, 2017		December 31, 2016	
Security Class	Fair Value [(1)]	Unrealized Gains (Losses)	Fair Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 4,034	(1)	$ 2,037	$ (12)
U.S. Government-sponsored enterprises	492	6	462	(3)
Obligations of non-U.S. governments	6,408	(5)	5,900	(2)
Obligations of non-U.S.agencies	11,002	17	8,319	(15)
Obligations of non-U.S. sub-sovereigns	1,929	1	1,440	(1)
Obligations of supranationals	2,727	(1)	1,683	-
Bank obligations	7,809	3	6,881	4
Corporate securities	574	1	490	(3)
Mortgage-backed securities	156	1	171	3
Asset-backed securities	29	2	34	(2)
Total trading investments	35,160	24	27,417	(31)
Currency and interest rate swaps-investments-trading	(342)	4	90	43
Total	$34,818	$ 28	$27,507	$ 12

[(1)] Includes accrued interest of $135 million (2016 - $125 million) for trading investments and $(82) million (2016 - $(83) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of June 30, 2017, the credit exposure amounted to $35,214 million, compared to $27,480 million as of December 31, 2016. The credit quality of the portfolios continues to be high, as 78.1% of the counterparties are rated AAA and AA, 13.2% carry the highest short-term ratings (A1+), 7.4% are rated A, and 1.3% are rated BBB or below, compared to 78.6%, 9.5%, 10.9%, 0.2%, and 0.8%, respectively, at December 31, 2016.

As of June 30, 2017, the Bank's total current credit exposure in Europe was $16,857 million ($13,299 million at December 31, 2016). There was no direct exposure to Eurozone countries rated BBB or lower as of June 30, 2017 or December 31, 2016. In these countries, the Bank had $136 million ($145 million at December 31, 2016) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns, and no net swap exposure in 2017 or 2016. The remaining European current credit exposure of $16,721 million ($13,154 million at December 31, 2016), regardless of asset class, was in countries rated AA- or higher.

Table 6: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

June 30, 2017

Counterparty rating	Investments: Governments and Agencies	Investments: Banks	Investments: Corporate	Investments: ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 4,494	$ -	$170	$ -	$ -	$ 4,664	13.2
AAA	10,100	773	134	5	-	11,012	31.4
AA	10,148	5,909	270	69	53	16,449	46.7
A	1,423	1,127	-	63	1	2,614	7.4
BBB	298	-	-	17	-	315	0.9
BB	129	-	-	17	-	146	0.4
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below[2]	-	-	-	14	-	14	0.0
Total	$ 26,592	$ 7,809	$574	$ 185	$ 54	$35,214	100.0

December 31, 2016

Counterparty rating	Investments: Governments and Agencies	Investments: Banks	Investments: Corporate	Investments: ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 2,493	$ -	$110	$ -	$ -	$ 2,603	9.5
AAA	8,577	750	134	10	-	9,471	34.5
AA	7,017	4,759	246	74	49	12,145	44.1
A	1,526	1,372	-	73	14	2,985	10.9
BBB	50	-	-	17	-	67	0.2
BB	178	-	-	17	-	195	0.7
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below[2]	-	-	-	14	-	14	0.1
Total	$ 19,841	$ 6,881	$490	$ 205	$ 63	$27,480	100.0

[1] Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

[2] Includes assets not currently rated.

OTHER DEVELOPMENTS

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): The volatility in the equity and credit markets affects the funded status of the Plans. As of June 30, 2017, increases in assets due to strong positive returns in all major component asset classes, and excess returns of investment strategies, were partially offset by increases in pension liabilities due to slight decreases in discount rates. Accordingly, as of June 30, 2017, the Plans' assets represent approximately 95% of their benefit obligations, compared to a 94% funded ratio as of December 31, 2016. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are re-measured, as required by U.S. GAAP.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	June 30, 2017 (Unaudited)		December 31, 2016 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note Q	$ 935		$ 599	
Investments - Trading - Notes C, H and Q	35,025	$ 35,960	27,292	$ 27,891
Loans outstanding - Notes D, E and Q	86,829		81,952	
Allowance for loan losses	(537)	86,292	(532)	81,420
Accrued interest and other charges		836		852
Currency and interest rate swaps - Notes G, H, I and Q				
Investments - Trading	67		259	
Loans	600		855	
Borrowings	969		918	
Other	16	1,652	22	2,054
Receivable for investment securities sold		163		-
Other assets - Note D		1,117		1,108
Total assets		$ 126,020		$113,325
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and Q				
Short-term	$ 636		$ 540	
Medium- and long-term:				
Measured at fair value	59,615		51,149	
Measured at amortized cost	27,503	$ 87,754	28,637	$ 80,326
Currency and interest rate swaps - Notes G, H, I and Q				
Investments - Trading	327		86	
Loans	573		519	
Borrowings	2,326		3,233	
Others	5	3,231	5	3,843
Payable for investment securities purchased		382		37
Payable for cash collateral received		135		277
Due to IDB Grant Facility - Note J		441		447
Accrued interest on borrowings		587		501
Liabilities under retirement benefit plans - Note M		345		361
Undisbursed special programs		201		220
Other liabilities - Note D		957		853
Total liabilities		94,033		86,865
Equity				
Capital stock - Note K				
Subscribed 14,170,108 shares (2016 - 14,170,108 shares)	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,812		-	
	11,851		6,039	
Capital subscriptions receivable	(9)		(24)	
Receivable from members - Note L	(819)		(215)	
Retained earnings	20,359		20,055	
Accumulated other comprehensive income	605	31,987	605	26,460
Total liabilities and equity		$ 126,020		$113,325

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 620	$ 571	$ 1,217	$1,138
Investments - Notes C and G				
Interest	118	70	215	125
Net gains (losses)	(5)	18	24	39
Other interest income - Notes G and I	3	6	7	13
Other	8	6	15	15
Total income	744	671	1,478	1,330
Expenses				
Borrowing expenses, after swaps - Notes F, G and H	312	193	502	358
Provision for loan and guarantee losses - Note E	15	49	16	149
Administrative expenses	168	164	330	311
Special programs	15	8	24	18
Total expenses	510	414	872	836
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	234	257	606	494
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	(35)	(51)	(302)	290
Board of Governors approved transfers - Note J	-	-	-	-
Net income	199	206	304	784
Retained earnings, beginning of period	20,160	19,785	20,055	19,207
Retained earnings, end of period	$20,359	$19,991	$20,359	$19,991

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)	
Net income	$ 199	$ 206	$ 304	$ 784
Other comprehensive income				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note M	(1)	(1)	-	(4)
Total other comprehensive loss	(1)	(1)	-	(4)
Comprehensive income	$ 198	$ 205	$ 304	$ 780

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2017	2016
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	**$ (3,086)**	$ (3,351)
Loan collections	**2,973**	3,030
Net cash used in lending activities	**(113)**	(321)
Purchase of property, net	**(17)**	(17)
Miscellaneous assets and liabilities, net	**(31)**	(23)
Net cash used in lending and investing activities	**(161)**	(361)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**10,080**	11,269
Repayments	**(4,006)**	(2,685)
Short-term borrowings, net	**97**	159
Cash collateral (returned) received	**(142)**	131
Collections of capital subscriptions	**24**	258
Collections of receivable from members	**2**	15
Cash transferred from the FSO	**287**	-
Net cash provided by financing activities	**6,342**	9,147
Cash flows from operating activities		
Gross purchases of trading investments	**(29,374)**	(30,068)
Gross proceeds from sale or maturity of trading investments	**22,948**	20,727
Loan income collections, after swaps	**1,238**	1,319
Interest and other costs of borrowings, after swaps	**(371)**	(237)
Income from investments	**102**	78
Other interest income	**7**	13
Other income	**17**	18
Administrative expenses	**(353)**	(374)
Transfers to the IDB Grant Facility	**(40)**	(47)
Special programs	**(43)**	(48)
Net cash used in operating activities	**(5,869)**	(8,619)
Effect of exchange rate fluctuations on Cash	**24**	(11)
Net increase in Cash	**336**	156
Cash, beginning of period	**599**	641
Cash, end of period	**$ 935**	$ 797

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2016 financial statements and notes therein included in the Bank's Information Statement dated March 3, 2017. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

As part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets, the Bank's Board of Governors unanimously approved the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, as follows (in millions):

Cash	$ 287	
Investments	535	
Loans outstanding, net	4,510	
Accrued interest and others	88	
Total assets		$ 5,420
Amounts payable to maintain value of currency holdings	(224)	
Other liabilities	(36)	
Total liabilities		(260)
Total equity		$ 5,160

The transferred equity was recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Such transfer ensured the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms. Starting on January 1, 2017, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources. Under the Agreement Establishing the Inter-American Development Bank, the FSO will continue to exist as a separate account, but with no assets or operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowance for loan and guarantee losses, and the valuation of the pension and postretirement benefit plan-related liabilities.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. Supplemental guidance has been issued in the form of additional ASUs related to the revenue recognition topic. For the Bank, these ASUs are effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect it to have a material impact on its financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. For the Bank, this ASU is effective in 2019, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU is effective in 2020, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit cost to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside a subtotal of income from operations, if one is presented. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, and expects its income statement presentation to change upon adoption to conform to the new requirements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $28 million on trading portfolio instruments held at June 30, 2017, compared to $22 million of net unrealized gains at June 30, 2016, were included in Income from Investments - Net gains (losses).

A summary of the trading portfolio instruments at June 30, 2017 and December 31, 2016 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's lending spread.

The Bank also makes highly concessional loans, predominantly denominated in U.S. dollars, to the least developed borrowing members, their agencies or political sub-divisions.

Starting on January 1, 2017, the FSO discontinued financing new loans. Going forward, concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

LOAN CHARGES: For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.85% and 0.50%, respectively and no supervision and inspection fee. For 2016, the Board of Executive Directors maintained charges for sovereign-guaranteed financing comprised of a lending spread of 1.15% and a credit commission of 0.50%.

The concessional funded portions of blended loans are bullet loans with 40 year maturities, and with an interest rate of 0.25%.

GUARANTEES: During the six month ended June 30, 2017 and 2016, there was one non-sovereign-guaranteed (NSG), non-trade-related guarantee approved for $39 million (2016 - none). No guarantees with sovereign counter-guarantee were approved during the first six months of 2017 and 2016. As of June 30, 2017, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantee of $637 million ($598 million as of December 31, 2016), and guarantees with sovereign counter-guarantee of $63 million ($60 million as of December 31, 2016).

Under its NSG Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first six months of 2017, the Bank issued 52 guarantees for $62 million under this program (2016 – 21 guarantees for $32 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At June 30, 2017, guarantees of $245 million ($230 million at December 31, 2016), including $73 million issued under the TFFP ($62 million at December 31, 2016), were outstanding and subject to call. Outstanding guarantees have remaining maturities ranging from 4 months to 9 years, except for trade related guarantees that have maturities of up to three years.

At June 30, 2017 and December 31, 2016, the Bank's exposure on guarantees without sovereign counter-guarantee amounted to $182 million and $170 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	June 30, 2017	December 31, 2016	S&P Rating
bbb- or higher	$ 84	$ 84	BBB- or higher
bb+	-	-	BB+
bb	-	5	BB
bb-	41	48	BB-
b+	20	12	B+
b	22	2	B
b-	6	19	B-
ccc+ to d	9	-	CCC+ to D
Total	$ 182	$ 170	

The Bank's exposure on guarantees with sovereign counter-guarantee amounted to $63 million at June 30, 2017 (two guarantees of $60 million and $3 million rated BBB+ and B-, respectively) and $60 million at December 31, 2016 (one guarantee rated BBB+).

Multilateral Development Banks (MDBs) Exposure Exchange Agreements

The Bank reduced its sovereign guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

In, 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the sovereign-guaranteed portfolio, and individual country exposures not exceeding the Bank's 10th largest sovereign-guaranteed exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of June 30, 2017 and December 31, 2016, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller

Country	Amount	S&P Rating As of June 30, 2017	S&P Rating As of December 31, 2016
Angola	$ 85	B	B
Armenia	118	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B-	B-
Georgia	97	BB-	BB-
Indonesia	535	BBB-	BB+
Jordan	144	BB-	BB-
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B
Pakistan	276	B	B
Serbia	195	BB-	BB-
Tunisia	990	B	BB-
Turkey	311	BB	BB
Total	$ 4,901		

EEA Buyer

Country	Amount	S&P Rating As of June 30, 2017	S&P Rating As of December 31, 2016
Argentina	$ 750	B	B-
Bolivia	92	BB	BB
Brazil	820	BB	BB
Chile	66	AA-	AA-
Colombia	397	BBB	BBB
Costa Rica	43	BB-	BB-
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB+	A-
Total	$ 4,901		

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a paripassu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of June 30, 2017 and December 31, 2016 no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $542 million and $563 million, respectively.

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 93% of the loans are sovereign-guaranteed as of June 30, 2017.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts. Such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract.

The credit quality of the sovereign-guaranteed loan portfolio as of June 30, 2017 and December 31, 2016, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	June 30, 2017	December 31, 2016
AA+ to AA-	$ 554	$ 583
A+ to A-	-	665
BBB+ to BBB-	30,014	28,931
BB+ to BB-	23,904	22,287
B+ to B-	22,136	21,342
CCC+ to CC	4,214	2,214
Total	$ 80,822	$ 76,022

The ratings presented above have been updated as of June 30, 2017 and December 31, 2016, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions.

The Bank's internal credit risk classification system provides for a granular rating scale that maps the probability of default (PD), on a one to one basis, to that of the foreign currency S&P credit rating. Separately, the Bank uses a transaction or facility risk model (the LGD model) which considers the type of collateral, the seniority of the loan or guarantee, jurisdiction (bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the loss given default for each individual loan or guarantee. The Bank determines also a transaction risk rating by combining the assessment of PD and LGD for a given transaction, providing transparency of the different risk factors that determine the final score of the transaction.

The credit quality of the NSG loan portfolio as of June 30, 2017 and December 31, 2016, excluding loans to other multilateral development institutions, as represented by the internal credit risk classification, is as follows (in millions):

Internal Credit Risk Classification	June 30, 2017	December 31, 2016	S&P Rating
bbb- or higher	$ 744	$ 836	BBB- or higher
bb+	359	433	BB+
bb	853	644	BB
bb-	1,093	1,137	BB-
b+	1,146	1,057	B+
b	589	678	B
b-	401	509	B-
ccc+ to d	665	515	CCC+ to D
Total	$ 5,850	$ 5,809	

In addition, as of June 30, 2017, the Bank has loans to other multilateral development institutions of $157 million (with ratings raging from AA+ to A) and $121 million at December 31, 2016 (with ratings ranging from AA to A).

Past due and Non-accrual loans
As of June 30, 2017, NSG loans 90 or more days past due amounted to $264 million ($279 million at December 31, 2016). NSG loans with outstanding balances of $503 million ($494 million at December 31, 2016) were on non-accrual status. There were no sovereign-guaranteed loans past due, impaired or in non-accrual status as of June 30, 2017 or December 31, 2016.

Impaired loans
The Bank's recorded investment in NSG loans classified as impaired was $503 million at June 30, 2017 ($494 million at December 31, 2016). All impaired loans have specific allowance for loan losses amounting to $327 million ($334 million at December 31, 2016).

A summary of financial information related to impaired loans affecting the results of operations for the three and the six months ended June 30, 2017 and 2016 is as follows (in millions):

	Three months ended June 30,	
	2017	2016
Average recorded investment during the period	$509	$ 500
Loan income recognized	5	5
Loan income that would have been recognized on an accrual basis during the period	7	8

	Six months ended June 30,	
	2017	2016
Average recorded investment during the period	$502	$ 484
Loan income recognized	8	7
Loan income that would have been recognized on an accrual basis during the period	14	14

Allowance for Loan and Guarantee Losses
SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years. Based upon (i) the probability of default rate for each transaction, (ii) the amount of credit exposure and (iii) the loss given default, the required level of the collective loss allowance is determined. The Bank has specific loss allowances for impaired loans, which are individually evaluated.

The changes in the allowance for loan and guarantee losses for the period ended June 30, 2017 and the year ended December 31, 2016, were as follows (in millions):

	June 30, 2017	December 31, 2016
Balance, beginning of year	$ 535	$ 446
Provision for loan and guarantee losses	16	142
Write-off	(9)	(53)
Balance, end of period	$ 542	$ 535
Composed of:		
Allowance for loan losses	$ 537	$ 532
Allowance for guarantee losses [1]	5	3
Total	$ 542	$ 535

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended June 30, 2017 and the year ended December 31, 2016, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	June 30, 2017	December 31, 2016
Balance, beginning of year	$ 2	$ 5
Credit for loan and guarantee losses	-	(3)
Balance, end of period	$ 2	$ 2

Non-sovereign-guaranteed portfolio:

Specific allowance	June 30, 2017	December 31, 2016
Balance, beginning of year	$ 334	$ 235
Provision for loan and guarantee losses	2	152
Write-off	(9)	(53)
Balance, end of period	$ 327	$ 334

Collective allowance	June 30, 2017	December 31, 2016
Balance, beginning of year	$ 199	$ 206
Provision (credit) for loan and guarantee losses	14	(7)
Balance, end of period	$ 213	$ 199

During the first six months of 2017, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year.

Troubled debt restructurings

A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it is not expected to perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it does not need to be disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first six months of 2017, there were two troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $65 million and a specific allowance for loan losses of $23 million. Such loan agreements were mainly modified to provide a new facility and extend the repayment date. There have been no payment defaults after the restructurings were made.

During 2016, there were two troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $100 million and a specific allowance for loan losses of $86 million. Such loan agreements were mainly modified to provide an additional facility to cover cost overruns, extend the repayment date and commitment periods. There have been no payment defaults after the restructurings were made.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings..

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and the six months ended June 30, 2017 and 2016, as follows (in millions):

	Three months ended June 30,	
	2017	2016
Borrowing expenses, after swaps	$ (365)	$ (351)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(282)	(24)
Total changes in fair value included in Net income	$ (647)	$ (375)

	Six months ended June 30,	
	2017	2016
Borrowing expenses, after swaps	$ (704)	$ (682)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,037)	(1,116)
Total changes in fair value included in Net income	$(1,741)	$(1,798)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2017 and December 31, 2016, was as follows (in millions):

	June 30, 2017	December 31, 2016
Fair value	$ 60,059 (1)	$51,506 (1)
Unpaid principal outstanding	58,856	50,618
Fair value over unpaid principal outstanding	$ 1,203	$ 888

(1) Includes accrued interest of $444 million at June 30, 2017 and $357 million at December 31, 2016.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes. A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of June 30, 2017 and December 31, 2016, and their related gains and losses for the three and the six months ended June 30, 2017 and 2016, are presented in the Condensed Balance Sheet and the Condensed Statement of Income and Retained Earnings as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	June 30, 2017 [1]		December 31, 2016 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 32	$ 314	$ 218	$ 74
	Loans	585	97	837	14
	Borrowings	584	1,920	343	2,710
	Accrued interest and other charges				
	-On swaps, net	29	(31)	(11)	(60)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	35	13	41	12
	Loans	15	476	18	505
	Borrowings	385	406	575	523
	Other	16	5	22	5
	Accrued interest and other charges				
	-On swaps, net	59	28	90	23
		$1,740	$ 3,228	$2,133	$3,806

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended June 30,		Six months ended June 30,	
		2017	2016	2017	2016
Currency Swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (12)	$ (19)	$ (24)	$ (33)
	Net gains (losses)	48	23	95	51
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(234)	(43)	(398)	(329)
Loans	Income from loans, after swaps	(41)	(23)	(74)	(45)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(81)	98	(323)	94
Borrowings	Borrowing expenses, after swaps	114	136	223	269
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	190	(288)	892	474
Interest Rate Swaps	Income from Investments:				
Investments - Trading	Interest	(6)	(22)	(13)	(45)
	Net gains (losses)	(17)	(5)	(4)	(53)
Loans	Income from loans, after swaps	(41)	(59)	(85)	(119)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(22)	(64)	26	(270)
Borrowings	Borrowing expenses, after swaps[1]	91	168	288	341
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	147	338	(79)	1,202
Other	Other interest income	3	6	7	13
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	-	1	(5)	16
Futures	Income from Investments:				
Investments - Trading	Net gains (losses)	-	(1)	-	(1)
		$ 139	$ 246	$ 526	$1,565

[1] In 2017, includes realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO.

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2017 and December 31, 2016 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the Other category are interest rate swaps used to maintain the equity duration within policy limits.

	June 30, 2017			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 6,671	$ -	$ 7,831
Adjustable	6,670	72	7,956	125
Loans				
Fixed	-	1,281	6	7,146
Adjustable	3,492	1,709	7,146	6
Borrowings				
Fixed	15,848	218	54,710	349
Adjustable	1,149	18,663	4,003	58,259
Other				
Fixed	-	-	1,432	275
Adjustable	-	-	275	1,432

	December 31, 2016			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ 150	$ 5,922	$ -	$ 7,325
Adjustable	6,142	-	7,325	-
Loans				
Fixed	-	1,071	12	7,615
Adjustable	3,358	1,530	7,615	12
Borrowings				
Fixed	14,279	313	50,625	348
Adjustable	1,003	17,792	4,202	54,371
Other				
Fixed	-	-	1,630	300
Adjustable	-	-	300	1,630

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of June 30, 2017 and December 31, 2016 are as follows (in millions):

	June 30, 2017			
Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Gross Amounts Not Offset in the Balance Sheet: Collateral Received [3]	Net Amount
Derivatives	$ 1,740	$ (1,520)	$ (166)	$ 54

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Gross Amounts Not Offset in the Balance Sheet: Collateral Pledged	Net Amount
Derivatives	$ (3,228)	$ 1,520	$ -	$ (1,708)

	December 31, 2016			
Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Gross Amounts Not Offset in the Balance Sheet: Collateral Received [3]	Net Amount
Derivatives	$ 2,133	$ (1,861)	$ (209)	$ 63

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Gross Amounts Not Offset in the Balance Sheet: Collateral Pledged	Net Amount
Derivatives	$ (3,805)	$ 1,861	$ -	$ (1,944)

[1] Includes accrued interest of $87 million and $79 million in 2017 and 2016, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[2] Includes accrued interest of $(4) million and $(37) million in 2017 and 2016, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[3] Includes cash collateral amounting to $135 million (2016 - $277 million).

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at June 30, 2017 is $1,708 million ($1,944 million at December 31, 2016) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $887 million at June 30, 2017 ($1,060 million at December 31, 2016).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE H – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2017 and December 31, 2016 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements June 30, 2017[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,034	$ 4,034	$ -	$ -
U.S. Government-sponsored enterprises	492	-	492	-
Obligations of non-U.S. governments	6,408	1,423	4,985	-
Obligations of non-U.S. agencies	11,002	-	11,002	-
Obligations of non-U.S. sub-sovereigns	1,929	-	1,929	-
Obligations of supranationals	2,727	-	2,727	-
Bank obligations [2]	7,809	-	7,809	-
Corporate securities	574	-	574	-
Mortgage-backed securities	156	-	156	-
Asset-backed securities	29	-	15	14
Total Investments - Trading	35,160	5,457	29,689	14
Currency and interest rate swaps	1,740	-	1,740	-
Total	$ 36,900	$ 5,457	$ 31,429	$ 14

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $135 million for trading investments and $88 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	Fair Value Measurements December 31, 2016[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 2,037	$ 2,037	$ -	$ -
U.S. Government-sponsored enterprises	462	-	462	-
Obligations of non-U.S. governments	5,900	1,844	4,056	-
Obligations of non-U.S. agencies	8,319	-	8,319	-
Obligations of non-U.S. sub-sovereigns	1,440	-	1,440	-
Obligations of supranationals	1,683	-	1,683	-
Bank obligations [2]	6,881	-	6,881	-
Corporate securities	490	-	490	-
Mortgage-backed securities	171	-	171	-
Asset-backed securities	34	-	20	14
Total Investments - Trading	27,417	3,881	23,522	14
Currency and interest rate swaps	2,133	-	2,133	-
Total	$ 29,550	$ 3,881	$ 25,655	$ 14

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $125 million for trading investments and $79 million for currency and interest rate swaps.
[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements June 30, 2017[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 60,059	$ -	$ 60,059	$ -
Currency and interest rate swaps	3,228	-	3,228	-
Total	$ 63,287	$ -	$ 63,287	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $444 million for borrowings and under Accrued interest and other charges of $(3) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2016[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 51,506	$ -	$ 51,506	$ -
Currency and interest rate swaps	3,806	-	3,806	-
Total	$ 55,312	$ -	$ 55,312	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $357 million for borrowings and under Accrued interest and other charges of $(37) million for currency and interest rate swaps.

As of June 30, 2017 and December 31, 2016, the investment portfolio includes $14 million of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

There were no significant transactions associated with Level 3 financial assets and financial liabilities for the three and the six months ended June 30, 2017 or 2016.

There were no transfers between levels during the first six months of 2017 or 2016, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note Q – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $87,322 million as of June 30, 2017 ($83,597 million as of December 31, 2016) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such, as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $28,384 million as of June 30, 2017 ($29,317 million as of December 31, 2016) was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

The fair value of the EEA guarantees given, which amounted to approximately $399 million as of June 30, 2017 ($560 million as of December 2016) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value of the Bank's EEA guarantees given have been classified as Level 3.

As a result of a NSG loan restructuring, in 2016 the Bank received certain financial assets in lieu of repayment. Such financial assets are carried at a fair value of $0.4 million as of June 30, 2017 ($21 million as of December 31, 2016) and reported in Other assets - Miscellaneous on the Condensed Balance Sheet. The fair value of such financial assets are measured using discounted cash flow models with market yield curves and proxy option adjusted spreads, consistent with the income approach. As certain inputs are unobservable and significant to the valuation, the fair value of such financial assets is classified as Level 3. Changes in fair value are reported in Net fair value adjustments on non-trading portfolios and foreign currency transaction on the Condensed Statement of Income and Retained Earrings.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and the six months ended June 30, 2017 and 2016 comprise the following (in millions):

	Three months ended June 30,	
	2017	2016
Fair value adjustments - gains (losses) [1]		
Borrowings	$ (282)	$ (24)
Derivatives		
Borrowing swaps	337	50
Lending swaps	(103)	34
Equity duration swaps	-	1
Other assets	(20)	-
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	33	(112)
	$ (35)	$ (51)

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

	Six months ended June 30,	
	2017	2016
Fair value adjustments - gains (losses) [1]		
Borrowings	$ (1,037)	$ (1,116)
Derivatives		
Borrowing swaps	813	1,676
Lending swaps	(297)	(175)
Equity duration swaps	(5)	16
Other assets	(20)	-
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	244	(111)
	$ (302)	$ 290

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(302) million (2016 - $290 million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and the six months ended June 30, 2017 and 2016, comprise the following (in millions):

	Three months ended June 30,	
	2017	2016
Currency transaction gains (losses):		
Borrowings, at fair value	$ (213)	$ 376
Derivatives, at fair value:		
Borrowing swaps	221	(360)
Lending swaps	(36)	97
	(28)	113
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	(20)	(22)
Loans	51	(76)
Other	2	(14)
	33	(112)
Total	$ 5	$ 1

	Six months ended June 30,	
	2017	2016
Currency transaction gains (losses):		
Borrowings, at fair value	$ (847)	$ (247)
Derivatives, at fair value:		
Borrowing swaps	850	259
Lending swaps	(237)	108
	(234)	120
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	(50)	(38)
Loans	267	(85)
Other	27	12
	244	(111)
Total	$ 10	$ 9

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

During 2011 – 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year or a total of $1,000 million. In 2016, the Bank changed the funding mechanism for the GRF in order to achieve financial efficiencies in the allocation of income, consistent with G-20 recommendations to Multilateral Development Banks. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In April 2017, at its Annual Meeting in Asunción, Paraguay, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved a report reflecting the fund balance of the GRF, and the disbursement needs of the Bank's operations in Haiti. Such report did not propose additional transfers of the Bank's income to the GRF during 2017.

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer, as part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity, offset by an increase of $642 million of Receivable from members, and $10 million of contribution quotas receivable. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

The changes in subscribed capital during the six months ended June 30, 2017 and the year ended December 31, 2016 were as follows (in millions, except for share information):

	Subscribed capital				
	Shares	Paid-in	Callable	Additional paid-in	Total
Balance at January 1, 2016	13,009,464	$ 5,699	$ 151,240	$ -	$ 156,939
Subscriptions during 2016	1,160,644	340	13,661	-	14,001
Balance at December 31, 2016	14,170,108	6,039	164,901	-	170,940
Additional paid-in capital (transfer from FSO)	-	-	-	5,812	5,812
Balance at June 30, 2017	14,170,108	$ 6,039	$ 164,901	$ 5,812	$ 176,752

NOTE L – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or part of a member's contribution quotas on previous replenishments. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of June 30, 2017 and December 31, 2016, is as follows (in millions):

	June 30, 2017	December 31, 2016
Regional developing members	$ 715	$ 204
Canada	45	-
Non-regional members, net	(203)	(32)
Total	$ 557	$ 172

The amounts are represented in the Balance Sheet as follows (in millions):

	June 30, 2017	December 31, 2016
Receivable from members	$ 819	$ 215
Amounts payable to maintain value of currency holdings	(262)	(43)
Total	$ 557	$ 172

NOTE M – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash during the fourth quarter of the year. As of June 30, 2017, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2017 was $55 million and $30 million, respectively, the same amounts disclosed in the December 31, 2016 financial statements. Contributions for 2016 were $50 million and $27 million, respectively.

PERIODIC BENEFIT COST: The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and the six months ended June 30, 2017 and 2016 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2017	2016	2017	2016
Service cost	$ 23	$ 22	$ 47	$ 44
Interest cost	39	38	78	76
Expected return on plan assets [1]	(56)	(52)	(111)	(104)
Amortization of net actuarial losses	-	-	2	-
Net periodic benefit cost	$ 6	$ 8	$ 16	$ 16

[1] The expected return of plan assets is 6.25% in 2017 and 2016.

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2017	2016	2017	2016
Service cost	$ 8	$ 11	$ 19	$ 20
Interest cost	19	18	38	36
Expected return on plan assets [1]	(24)	(22)	(47)	(44)
Amortization of:				
Prior service credit	(3)	(2)	(6)	(5)
Net actuarial losses	2	1	4	1
Net periodic benefit cost	$ 2	$ 6	$ 8	$ 8

[1] The expected return of plan assets is 6.25% in 2017 and 2016.

NOTE N – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at June 30, 2017. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $3,514 million at June 30, 2017 and $6,016 million at December 31, 2016. The Bank's total loans and guarantees outstanding to these VIEs were $349 million and $28 million, respectively ($418 million and $28 million, respectively, at December 31, 2016). Amounts committed not yet disbursed related to such loans and guarantees amounted to $56 million at June 30, 2017 and December 31, 2016, which combined with outstanding amounts results in a total maximum Bank exposure of $433 million at June 30, 2017 ($502 million at December 31, 2016).

The Bank is considered the primary beneficiary of two entities and has made loans amounting to approximately $45 million ($37 million at December 31, 2016) to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $45 million ($37 million at December 31, 2016), which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE O – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Six months ended June 30,	
	2017	2016
Net income	$ 304	$ 784
Difference between amounts accrued and amounts paid or collected for:		
Loan income	21	181
Income from investments	(109)	(64)
Other income	2	3
Interest and other costs of borrowings, after swaps	131	121
Administrative expenses, including depreciation	(23)	(63)
Special programs	(19)	(30)
Transfers to the IDB Grant Facility	(40)	(47)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	302	(290)
Net increase in trading investments	(6,426)	(9,341)
Net unrealized gains on trading investments	(28)	(22)
Provision for loan and guarantee losses	16	149
Net cash used in operating activities	$ (5,869)	$ (8,619)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 50	$ 23
Loans outstanding	31	24
Borrowings	44	25
Receivable from members, net	(30)	-

NOTE P – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the six months ended June 30, 2017 and 2016, loans made to or guaranteed by six countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Six months ended June 30,	
	2017	2016
Argentina	$ 195	$218
Brazil	173	169
Mexico	257	246

NOTE Q – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note H – Fair Value Measurements:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2017 and December 31, 2016 (in millions):

	June 30, 2017 [1]		December 31, 2016 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 935	$ 935	$ 599	$ 599
Investments - Trading	35,160	35,160	27,417	27,417
Loans outstanding, net	86,902	87,322	82,031	83,597
Currency and interest rate swaps receivable				
Investments - Trading	51	51	222	222
Loans	580	580	836	836
Borrowings	1,092	1,092	1,052	1,052
Others	17	17	23	23
Other assets [2]	542	399	563	560
Borrowings				
Short-term	636	636	540	540
Medium- and long-term:				
Measured at fair value	60,059	60,059	51,506	51,506
Measured at amortized cost	27,646	28,384	28,781	29,317
Currency and interest rate swaps payable				
Investments - Trading	393	393	132	132
Loans	625	625	566	566
Borrowings	2,205	2,205	3,103	3,103
Others	5	5	5	5
Other liabilities [2]	542	399	563	560

[1] Includes accrued interest.

[2] Amounts are related to EEA guarantees given.

NOTE R – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Bank's financial position, results of operations or cash flows.

NOTE S – RELATED PARTY TRANSACTIONS

The Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $7 million and $31 million, respectively, for the six-month period ended June 30, 2017 (2016 - $9 million and $29 million, respectively).

NOTE T – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 4, 2017, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of June 30, 2017.